Mail Stop 0408

						July 14, 2005


By U.S. Mail and Facsimile to (704) 894-9759

David R. Koran
President, Chief Executive Officer and Chief Financial Officer
Capital Resource Funding, Inc.
2212 Lantern Way Circle
Cornelius, North Carolina 28031

Re:	Capital Resource Funding, Inc.
	Amendment No. 6 to Registration Statement on Form SB-2
      Filed June 30, 2005
	File No. 333-118259

Dear Mr. Koran:

      We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1. Revise the cover page to include the information called for by
Item 501(a)(9)(iii) and (iv).

Risk Factors, page 9

2. Add a risk factor that discusses the risk that since you will not have an escrow account, the company will have access to an investor`s funds immediately and that a shareholder may be one of only a few investors in a company which may continue to need capital to begin and expand its operations.

Plan of Distribution, page 18

3. Revise this section to disclose the information you discussed in your response to prior comment 6.


*      *      *

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Angela Jackson, Staff Accountant, at (202)
551-
3426 or Kevin Vaughn, Accounting Branch Chief, (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3419 with any other questions.

						Sincerely,



Christian Windsor
Special Counsel

cc:	Harold Martin, Esq. (by fax)


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David R. Koran
Capital Resource Funding, Inc.
July 14, 2005
Page 2